

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aquilla Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue, Suite 2300
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Fillmore 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	New York	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Fillmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aquila Distributors, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

LISA RODRIQUEZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01R06241657
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES: MAY 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

Independent Auditors' Report

To the Board of Directors and Stockholders of
Aquila Distributors, Inc.:

We have audited the accompanying statement of financial condition of Aquila Distributors, Inc. (the "Company") as of June 30, 2012 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aquila Distributors, Inc. at June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.



Dix Hills, N.Y.
August 17, 2012

Aquila Distributors, Inc.
Statement of Financial Condition
June 30, 2012

Assets	
Cash and cash equivalents	$ 1,271,652
Commissions receivable	117,197
Due from funds	565,146
Prepaid expenses	14,520
Marketable securities, at market value	6,801
Total assets	**$ 1,975,316**
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 493,443
Accounts payable and accrued expenses	70,689
Taxes payable	53,874
Total liabilities	618,006
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	7,000
Additional paid-in capital	268,000
Retained earnings	1,082,310
Total stockholders' equity	1,357,310
Total liabilities and stockholders' equity	**$ 1,975,316**

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors, Inc., (the "Company"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company acts as the exclusive distributor of shares in municipal and corporate bond funds, equity funds, and money market mutual funds for its affiliate, Aquila Investment Management LLC, ("Aquila Management"), which serves as manager and administrator and, with certain funds, as investment adviser. The Company and Aquila Management are under common ownership and certain officers and directors of the Company are also officers, trustees and stockholders of the above mentioned affiliate and the affiliated mutual funds.

Commission Income

The Company, as the exclusive distributor, receives commission income from the sale of affiliated mutual fund shares including underwriting fees and broker commissions from mutual fund trades processed by the Company. Both underwriting fees and commissions are based upon a percentage of the sales price of the shares sold, which percentage varies with the amount of the purchase and shares already owned. Income is recognized on the trade date basis, which is the date of sale of the mutual fund shares.

For the year ended June 30, 2012, all commission income earned by the Company was from the sale of shares of the affiliated funds.

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker/dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would be sustained upon examination by the taxing jurisdictions. The Company has analyzed the tax positions taken, and has concluded that as of June 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

As discussed in Note 1, Aquila Management serves as the manager and administrator and in some instances, investment adviser to the various funds for which the Company serves as the exclusive distributor. In connection with its services to the funds, the Company is provided with office space and certain other services by Aquila Management. Costs for various shared services are reimbursed to Aquila Management. In addition, the Company charged Aquila Management a shareholder services, marketing, professional and support services fee.

At June 30, 2009 the Company and Aquila Management entered into a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to Aquila Management. For the fiscal year ended June 30, 2012, Aquila Management did not purchase any receivables.

At June 30, 2012, inter-company balances are: commissions receivable $82,361 and due from funds $565,146.

The Company has made payments to another affiliated party for consulting services.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At June 30, 2012, the Company had net capital, as defined, of $673,179, which exceeded the required minimum net capital of $41,200 by $631,979. Aggregate indebtedness at June 30, 2012 totaled $618,006. The ratio of aggregate indebtedness to net capital was 0.92 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $581,979.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

6. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities, since valuations are based on quoted prices that are readily and regularly available in an active

market and valuation of these securities does not entail a significant degree of judgment.

Level 2: Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments in this category generally include interests in corporate private equity.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2012.

Description	Total	Level 1	Level 2	Level 3
Marketable securities, at market value	**$ 6,801**	**$ 6,801**	**$ -**	**$ -**

7. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions through August 17, 2012 for potential recognition or disclosure through the date the financial statements were issued.